February 14, 2025

Yin Shenping
Chief Executive Officer
Recon Technology, Ltd
Room 601, No. 1 Shui   an South Street
Chaoyang District , Beijing 100012
People   s Republic of China

       Re: Recon Technology, Ltd
           Form 20-F for the Fiscal Year ended June 30, 2024
           Filed October 30, 2024
           File No. 001-34409
Dear Yin Shenping:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended June 30, 2024
Note 6 - Loans to Third Parties, page F-23

1. We understand from your disclosure that your loans to third parties are mainly used for short-term funding to support your external business partners, and bear interest ranging from 6 to 15.6 percent. We note that you had 209 million RMB of loans to third parties as of June 30, 2024, which appears to have required a material deployment of capital, and we see that you had 23 million RMB of interest income during 2024, which had a material impact on your statement of operations.

       Please address the following points.

             Identify and describe your relationships with such external business partners, to include clarifying whether these are suppliers, customers, or serve in some other capacity, explain your reasons for providing the funding, and clarify the extent to which the balance relates to each category of partners.
 February 14, 2025
Page 2


             With regard to any short-term funding provided to customers, please explain to us how this arrangement has been considered in evaluating the recoverability of accounts receivable and estimating the allowance for doubtful accounts.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Babula at 202-551-3339 or John Cannarella at 202-551-3337 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation